UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

tronc, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89703P107

(CUSIP Number)

California Capital Equity, LLC

Attn: Patrick Soon-Shiong

9920 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a Copy to:

Martin J. Waters

Daniel L. Horwood

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107	13D/A

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 7,650,000 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 7,650,000 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,650,000 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89703P107	13D/A

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 7,650,000 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 7,650,000 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,650,000 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89703P107	13D/A

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,093,619 (See Item 5)
	(8)	SHARED VOTING POWER 8,743,619 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 1,093,619 shares (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 8,743,619 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,743,619 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

This Amendment No. 2 amends and supplements the Schedule 13D (as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2016, as amended by amendment no. 1 to Schedule 13 filed with the SEC on November 23, 2016 by certain of the Reporting Persons (as defined below) with respect to the common stock, par value $0.01 per share (“Common Stock”) of tronc, Inc., a Delaware corporation (formerly known as Tribune Publishing Company, the “Issuer”) by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Nant Capital, LLC, limited liability company organized under the laws of the state of Delaware (“Nant Capital”) and California Capital Equity, LLC, a limited liability company organized under the laws of the state of Delaware (“CalCap” and, together with Dr. Soon-Shiong, and Nant Capital, the “Reporting Persons”), to reflect (i) the purchase of 2,000,000 shares of the Issuer from HG Vora Special Opportunities Master Fund, Ltd., (ii) the purchase 950,000 shares of the Issuer from Oaktree Tribune, L.P. (i) as well as the purchase of 244,553 shares of the Issuer in open market transactions between November 23, 2016 and February 17, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged and is incorporated by reference into this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are filing this Schedule 13D in connection with (i) the purchase of 2,000,000 shares of the Issuer from HG Vora Special Opportunities Master Fund, Ltd. (“HG Vora”) at a price of $15.00 per share, for an aggregate purchase price of $30.0 million, and (ii) the purchase 950,000 shares of the Issuer from Oaktree Tribune, L.P (“Oaktree”) at a price of $14.60 per share, for an aggregate purchase price of $13.87 million. In addition, an aggregate of 244,553 shares of the Issuer were purchased between November 23, 2016 and February 17, 2017.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as of result of (i) the purchase of 2,000,000 shares of the Issuer from HG Vora Special Opportunities Master Fund, Ltd. at a price of $15.00 per share, for an aggregate purchase price of $30.0 million, and (ii) the purchase 950,000 shares of the Issuer from Oaktree Tribune, L.P at a price of $14.60 per share, for an aggregate purchase price of $13.87 million.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)	- (b) Nant Capital beneficially owns, in the aggregate, 7,650,000 shares of Common Stock, representing approximately 21.0% of the outstanding Common Stock of the Company. CalCap and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Nant Capital over all shares of Common Stock beneficially owned by Nant Capital.

Dr. Soon-Shiong beneficially owns 1,093,619 shares of Common Stock. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 8,743,619 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 8,743,619 shares of Common Stock, representing approximately 24.0% of the outstanding Common Stock of the Company.

Item 5(c) of this Schedule 13D is hereby amended and supplemented by the following:

Item 4 summarizes the purchases within the past 60 days and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes the proposed sale and is incorporated herein by reference.

The purchase of shares of the Issuer from HG Vora was made pursuant to a Stock Purchase Agreement (the “SPA”), dated as of February 24, 2017, between Nant Capital and HG Vora. The SPA provided for the purchase of 2,000,000 shares of the Issuer by Nant Capital at $15.00 per share, for an aggregate purchase price of $30.0 million, subject to the satisfaction of certain closing conditions, including the expiration of applicable waiting periods related to notifications related to Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”). The foregoing description of the SPA is qualified in its entirety by reference to the full text of the SPA, which is attached as Exhibit 4 and incorporated herein by reference.

As disclosed by Oaktree Tribune, L.P. on March 2, 2017, the purchase of the shares of the Issuer from Oaktree Tribune, L.P. was made pursuant to an agreement entered into on February 28, 2017, providing for the sale of 950,000 shares of the Issuer to Dr. Soon-Shiong and/or one of his affiliates at a price of $14.60 per share for an aggregate purchase price of $13,870,000 (the “Sale”). Consummation of the Sale was conditioned upon expiration or early termination of the waiting period under the HSR with respect to the acquisition of shares contemplated by the Sale.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: March 21, 2017

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG
/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on June 7, 2016).

2	Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

3	Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

4	Stock Purchase Agreement, dated as of February 24, 2017, by and between HG Vora Special Opportunities Master Fund, Ltd. and Nant Capital, LLC.